Exhibit 99.1

Ayr Wellness Announces the Launch of Origyn Extracts in Pennsylvania

New York, September 2, 2021 – Ayr Wellness Inc. (CSE: AYR.A, OTC: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated cannabis multi-state operator, today announced the launch of its Origyn Extracts premium concentrates line in Pennsylvania. Pennsylvania marks the fourth state where Origyn, part of Ayr’s growing national brand portfolio, is being sold.

Sales of Origyn in Pennsylvania began yesterday, available exclusively in Ayr’s three Pennsylvania dispensaries – Plymouth Meeting, New Castle and Gibsonia. Wholesaling to other dispensaries throughout the state is expected to begin one month from now.

The initial product launch will consist of concentrates, including “sugars” and “badders,” produced from strains such as Mimosa, Wedding Crasher, Cheese and Cornbread. The Company anticipates the release of additional product formats, including sauce carts, later this month.

Jonathan Sandelman, CEO of Ayr, said, “We’re pleased to provide Pennsylvanians with access to Origyn Extracts, a concentrates brand that celebrates the high quality of the flower that we grow. Across the organization, our national brand rollout continues to build momentum, and the recent expansion of Origyn serves as an excellent example. Prior to May 2021, Origyn was available only in Massachusetts, but now just a few months later it is available across four of our core markets, with more to come before the end of the year. We will continue to invest significant talent behind Origyn and the rest of our cohort of national brands, which will include Kynd premium flower and (following closing of the related acquisition) Levia.”

Origyn Extracts was originally launched in Massachusetts in October 2020 and is now the leading concentrate brand in that state, with ~22% market share in concentrates, according to BDSA. The Company launched Origyn Extracts in Florida in May 2021 and in Arizona in August 2021. Ayr plans to roll out Origyn across its full operational footprint, including Nevada later this year.

Pennsylvania has a robust and growing medical marijuana market with over 633,000 patients, 131 licensed dispensaries and 29 operational licensed cultivators/processors. Annual industry-wide statewide cannabis sales in Pennsylvania are expected to surpass $1 billion by 2024, according to BDSA.

On September 1, 2021, Ayr announced that the Company had signed a binding letter of intent to acquire PA Natural Medicine, LLC (“PA Natural”), which operates three medical dispensaries in Central Pennsylvania. Once the acquisition has closed, the Company will have nine dispensary licenses in the Commonwealth (six currently open), complementing the Company’s close to 200,000 sq. ft. of cultivation and production space, pending completion of expansion plans.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; laws or the interpretation, administration or enforcement thereof may change; differing regulatory requirements across states may prevent Ayr from achieving economies of scale; favorable locations may be restricted or difficult to obtain; acquisitions may not be able to be completed on satisfactory terms or at all, or if completed may not be successful; the enforcement of contracts may be restricted; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; the inherent risks of an agricultural business; cyber-security, transportation, recall, product liability and litigation related risks; and Ayr may not be able to raise additional debt or equity capital if required. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames.

Estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com

Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Brian Pinkston

MATTIO Communications

T: (703) 926-9159

Email: ir@mattio.com

Email: IR@ayrwellness.com